Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Almost Family, Inc.  for the registration of $300,000,000 of common stock, preferred stock, units, warrants and debt securities and to the incorporation by reference therein of our reports dated February 27, 2015, with respect to the consolidated financial statements and schedule of Almost Family, Inc. and Subsidiaries,  and the effectiveness of internal control over financial reporting of Almost Family, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Louisville, Kentucky
May 29, 2015